Parker Poe Adams & Bernstein L.L.P.

Attorneys and Counselors at Law

R. Douglas Harmon	July 18, 2005

Partner

Telephone:  704.335.9020

Direct Fax:   704.335.4485

dougharmon@parkerpoe.com

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Andrew Blume

Re:	Polymer Group, Inc.
Form 10-K for the fiscal year ended January 1, 2005
Form 10-Q for the quarterly period ended April 2, 2005
Filed March 29, 2005 and May 16, 2005
File No. 1-14330

Ladies and Gentlemen:

On behalf of our client, Polymer Group, Inc. (“PGI” or the “Company”), we are submitting this response to the additional comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to PGI’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and filed with the Commission on March 29, 2005 (the “Form 10-K”) and Form 10-Q for the quarterly period ended April 2, 2005 and filed with the Commission on May 16, 2005 (the “Form 10-Q”).  The Staff’s additional comments were delivered by letter dated June 23, 2005 addressed to James L. Schaeffer, Chief Executive Officer of PGI, and signed by George F. Ohsiek, Jr., Branch Chief (the “Second Comment Letter”).  The Staff delivered its original comments by letter dated May 18, 2005 from Mr. Ohsiek to Mr. Schaeffer (the “Original Comment Letter”).  PGI responded by letter dated June 10, 2005 from R. Douglas Harmon of Parker Poe Adams & Bernstein, L.L.P., counsel to PGI (the “Original Response Letter”).

We offer the following responses to the Second Comment Letter.  The numbered paragraphs below correspond to the numbered paragraphs of the Second Comment Letter and the page numbers referenced below refer to the page numbers of the Form 10-K.  We note that these responses are being provided to you on or before July 18, 2005, rather than July 8, 2005 (as requested in the Second Comment Letter), based on approvals granted by telephone.

CHARLESTON, SC
COLUMBIA, SC
RALEIGH, NC
SPARTANBURG, SC

Form 10-K for the Fiscal Year Ended January 1, 2005

Note 11.                 Debt, page 61

Background

1.             In connection with the Company’s emergence from Chapter 11, effective March 5, 2003, the Company issued $50.0 million of 10% Convertible Subordinated Notes (the “Junior Notes”) pursuant to an indenture dated as of March 5, 2003.  The Junior Notes were only eligible to be subscribed for by each holder of an allowed Class 4 Bankruptcy Claim that elected to receive Class A Common Stock of the Company.  The Junior Notes were accordingly only issued to certain Class A Common shareholders of the Company, with the Company’s majority shareholder beneficially owning or controlling 76% of the aggregate principle amount of the originally issued Junior Notes.

The Junior Notes were convertible into shares of Class A Common Stock of the Company at a conversion price equal to $7.29 per share.  The $7.29 conversion price reflected the Company’s estimate of the fair value of its common stock based on the best information available in the circumstances, consisting of valuations provided by professional advisors, and was not intended to transfer any beneficial conversion feature that was in-the-money to the Junior Note holders at the commitment date.  During the four-month period following the emergence from Chapter 11, PGI’s Class A Common Stock traded at a weighted average price of $6.63 per share, further supporting the absence of a beneficial conversion feature.

The Company exited Chapter 11 with a Restructured Credit Facility that provided for secured revolving credit borrowings with aggregate commitments of up to $50.0 million and aggregate term loans and term letters of credit of $435.3 million.  The effective rate of interest on the term loans was 12.00%, the maximum rate allowed under the Restructured Credit Facility.  The Restructured Credit Facility contained covenants and events of default customary for financings of this type, including leverage, senior leverage, interest coverage and adjusted interest coverage.

Although the Company was able to remain in compliance with the covenants and events of default, the restrictive nature of the terms of the Restructured Credit Facility and the relatively high interest rates prompted the Company and its majority shareholder to pursue a recapitalization of the Company’s debt structure.

To accomplish a successful debt restructuring and recapitalization it was necessary, as a requirement imposed upon the Company by its senior lenders under the new lending group, for the Company, at the direction of its majority shareholder, to take additional actions, including the exchange of the Junior Notes for the Company’s proposed Series A Convertible Pay-in-kind Preferred Shares (the “PIK Preferred Shares”).  It was a requirement of the new senior lending group that the Junior Notes be moved lower in the capital structure with limited rights.  The rating agencies also required that the Company’s overall leverage ratio be reduced in order for the Company to maintain its credit rating in effect at the time of the recapitalization.

The Company’s majority shareholder directed the arms-length negotiations with another significant holder of the Company’s equity and Junior Notes, regarding the terms and conditions of the new PIK Preferred Shares that would satisfy the financial requirements of the Company’s new lending group and the rating agencies as well as provide an instrument with an equitable and balanced set of terms acceptable for such an exchange. These related parties, on a combined basis at the dates of exchange of the Junior Notes for PIK Preferred Shares, represented approximately 76% of the Company’s common stock, on an if-converted basis, and approximately 93% of the aggregate principle amount of the Junior Notes.

The debt restructuring and recapitalization actions were approved by the Board of Directors of the Company as the transactions were deemed to be in the best interest of all common shareholders.

Comparison of Instruments (including rate differentials)

To accomplish the exchange of Junior Notes for PIK Preferred Shares, the conversion rate of $7.29 per share was left unchanged and the dividend rate on the PIK Preferred Shares was established at an estimated market rate of 16.00% as a result of the increased risk and uncertainty associated with the PIK Preferred Shares versus the lower risk Junior Notes.  The increased risk and uncertainty is evidenced by the following:

1.             Interest payments on the Junior Notes were payable in cash or additional Junior Notes, at the option of the holder.  Dividends on the PIK Preferred Shares are payable in additional PIK Preferred Shares, cash, or a combination thereof, at the option of the Company (PIK Preferred Shares are the only viable dividend option under the current Senior Secured Bank Facility);

2.             The Junior Notes ranked pari passu with all debt, excluding debt under the Restructured Credit Facility; the PIK Preferred Shares rank behind all debt;

3.             The Junior Notes were guaranteed by certain subsidiaries of the Company; there are no subsidiary guarantors of the PIK Preferred Shares;

4.             In the event of optional redemption by the Company, the Junior Notes were redeemable only for cash.  However, the PIK Preferred Shares are redeemable in shares of Class A Common Stock, cash, or a combination thereof, at the Company’s option (the PIK Preferred Shares were callable at the date of exchange, and the only viable redemption option, under the current Senior Secured Bank Facility, was and is through conversion to Class A Common Stock);

5.             The Junior Notes contained certain restrictive covenants regarding limitations on indebtedness, restricted payments, liens, disposition of proceeds from asset sales and transactions with affiliates; the PIK Preferred Shares do not contain these restrictions; and

6.             The Junior Notes were scheduled to mature in December 2007; the PIK Preferred Shares extended the maturity date approximately five years and contain a mandatory redemption date of June 2012.

The Company believes that the increased rate of interest was commensurate with the changes in terms and additional risks and uncertainty between the Junior Notes and the PIK Preferred Shares described above, in particular the requirement to forego cash interest/dividends, the loss of security (guarantee), the risks associated with moving lower in the capital structure, and that the PIK Preferred Shares were immediately callable in exchange for Class A Common Stock of the Company.

A fact worth repeating is that an important feature of the exchange, as noted in item 4 above, is that at the dates of exchange, the Company obtained the right to call the PIK Preferred Shares and redeem such PIK Preferred Shares through the issuance of Class A Common Stock.  Such redemption at the dates of exchange would have resulted in the issuance of approximately 7.2 million shares of Class A Common Stock, and is equivalent to the number of shares available to the Junior Note holders had they exercised their conversion privileges under the terms of the Junior Notes.  Also, the Company can effectively terminate the payment of dividends by calling the PIK Preferred Shares.

Moreover, at the dates of exchange, the conditions precedent for the Company to call the PIK Preferred Shares had been met, and the Company had the right to call such shares at the then-market price of the Class A Common Stock.

Accordingly, considering the changes in terms of the instruments (identified in items 1 through 6 above) taken as a whole, the fact that the value of the conversion privileges to common were identical in both instruments, and that the Company had the right to call the PIK Preferred Shares and redeem such PIK Preferred Shares through the issuance of Class A Common Stock, the Company considers the fair value of the PIK Preferred Shares to approximate that of the Junior Notes.

With respect to the interest differential, the Company does not believe it would be appropriate to simply discount the differential between the yield on the new PIK Preferred Shares and the coupon rate on the Junior Notes to arrive at a fair value differential, due to qualitative factors, which are very difficult to quantify in terms of value.  Rather, the intent of the parties was clearly to exchange the Junior Notes for a new instrument that would satisfy the underwriting requirements of the senior lenders while preserving the value of the Junior Note holders’ position.  Accordingly, the Company reiterates its view that the value of the PIK Preferred Shares issued in the exchange was substantially identical to that of the Junior Notes.

Discussion of Referenced Literature

Accounting Principles Board Opinion 26: Early Extinguishment of Debt (APB 26 or Opinion 26)

Paragraph 20 of APB 26 states that the:

  “…difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.”

This guidance is further supplemented by the footnote reference to paragraph 20 that states: “Moreover, extinguishment transactions between related entities may be in essence capital transactions.”

As indicated in the “Background” portion of this response, the majority shareholder of the Company directed the Company’s actions and actively participated in the debt restructuring and recapitalization of the Company.  The exchange of the Junior Notes for PIK Preferred Shares was a requirement of the new senior lenders and was a major component of that recapitalization.  The recapitalization enabled the Company to experience significant cash interest savings for the benefit of all the common shareholders while, concurrently, the majority shareholder agreed to, among other things, forego the cash interest option under the Junior Notes for accreting PIK dividends.

As also indicated in the “Background” section of this response, the negotiation of the exchange was directed by the Company’s majority shareholder and another shareholder, which related parties, on a combined basis, controlled approximately 93% of the aggregate principle amount of the Junior Notes and approximately 76% of the Company’s common stock, on an if-converted basis and which related parties after the exchange owned approximately 93% of the PIK Preferred Shares.

Additionally, as the Junior Notes and the PIK Preferred Shares have the identical conversion option, exercise of such option, under either instrument, would have resulted in the issuance of the same number of Class A Common Shares and, accordingly, conversion under the PIK Preferred Shares would result in the same dilution to common shareholders as conversion under the Junior Notes.

In the exchange of the Junior Notes for the PIK Preferred Shares, the fair value of the conversion privileges under the Junior Notes immediately prior to the exchange is identical to the fair value of the conversion privileges under the PIK Preferred Shares immediately subsequent to the exchange.  Accordingly, there has been no incremental consideration given, or performance received, in the exchange.  Furthermore, since conversion privileges contained in the Junior Notes and the PIK Preferred Shares were both deep in-the-money at the dates of exchange (the spread between the market price of the Class A Common Stock on the dates of exchange and the conversion price, applied to the number of common shares available for issuance under the conversion options contained in the Junior Note instrument and the PIK

Preferred instrument, approximated $50.8 million), the fair value of both instruments at the dates of exchange were substantially all embodied in the underlying value of the Class A Common Stock, which was identical for both instruments.

Moreover, at the dates of exchange, the conditions precedent for the Company to call the PIK Preferred Shares had been met, and the Company had the right to call such shares at the then-market price of the Class A Common Stock.

The fact that the Junior Notes were deep in-the-money at the dates of exchange makes it difficult to determine the amount of cash that the Company would have had to pay to extinguish the Junior Notes.  Had they been called by the Company for their carrying value, which cash call would violate the terms of the Restructured Credit Facility, the Junior Note holders would have in all likelihood converted their holdings to Class A Common Stock of the Company, based on the conversion terms included in the Junior Notes.

The Company believes that this exchange is, as referenced in the footnote to paragraph 20, in essence, a capital transaction and, accordingly, no gain or loss should be recognized.  Additionally, as no securities or assets have been given up in excess of those that the Company was previously obligated to issue or pay, the effects of this capital transaction should also not result in any other deduction from income applicable to common shareholders.

SFAS No. 84 Considerations (“SFAS 84”)

SFAS 84 addresses those situations in which a debtor induces the conversion of convertible debt by offering additional securities or other consideration, as a “sweetener”, to debt holders for the purpose of obtaining a prompt conversion of the convertible debt to equity securities.  Paragraph 2 to SFAS 84 provides that the scope of the Statement applies only to conversions that both (a) occur as a result of changed conversion privileges that are exercisable for only a limited amount of time and (b) include the issuance of all the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each instrument that is converted.

The Company notes the accounting prescribed by paragraph 3 of SFAS 84, which states:

“…the debtor enterprise will recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.”

The Company’s fact pattern for the exchange is not consistent with the scope of SFAS 84, as specified in paragraph 2(b) to that statement, as the Junior Notes were exchanged for PIK Preferred Shares, rather than for common stock, as included in the original terms of the Junior Notes.

However, the Company evaluated the guidance as embodied in SFAS 84, and agrees with the concept that to the extent that the fair value of securities and other consideration transferred is in excess of the fair value of the securities exchanged, the economics of such additional value given should be reflected in the Company’s financial statements.  Additionally, the Company believes that the corollary should hold that to the extent the fair value of securities and other consideration is transferred in an amount approximately equivalent to the fair value of securities exchanged, there are no economics to be reflected in the Company’s financial statements.

EITF Issue 98-5, Paragraph 12 Considerations (“Issue 98-5” or “Paragraph 12”)

Paragraph 12 of Issue 98-5 addresses the accounting for those cases in which a convertible debt instrument, containing a non-detachable embedded beneficial conversion feature, is extinguished prior to conversion.  Paragraph 12 provides that upon extinguishment, the reacquisition price is considered to include a repurchase of the beneficial conversion feature; as a result, the reacquisition price should first be allocated to the repurchase of the value of the beneficial conversion feature measured using the intrinsic value of the conversion feature as of the extinguishment date, and the remainder, if any, allocated to the convertible security.

In the case of the Company’s Junior Notes, the conversion price, as stipulated in the Junior Notes, of $7.29 per share was not considered an embedded beneficial conversion feature, as it was not deemed in-the-money at the commitment date. Accordingly, there was no beneficial conversion feature to be reacquired upon exchange of the Junior Notes for the PIK Preferred Shares.

While the Company has reviewed Paragraph 12, in the case of the exchange of the Company’s Junior Notes for PIK Preferred Shares, the Company believes that the provisions of Paragraph 12 are not specifically applicable, as the Junior Notes did not contain a beneficial conversion feature, as defined in Paragraph 1 of Issue 98-5.

Accordingly, consistent with the provisions of Issue 98-5, the Company has not allocated any such reacquisition price attributable to the value of the conversion option (contained in the Junior Notes instrument) at the dates of exchange to PIK Preferred Shares as that conversion option was not deemed to have any intrinsic value at the commitment date.

EITF Issue 00-27, Issue 11 Considerations (“Issue 11”)

Issue 11 addresses the accounting for those cases in which, upon maturity of a nonconvertible instrument, a convertible instrument is issued as repayment.

Issue 11 clarifies that if the original debt has matured, the fair value of the newly issued convertible instrument can be no greater than the redemption amount of the old debt.  In addition, any intrinsic value of the embedded conversion option in the new convertible debt should be measured and accounted for under Issue 98-5.

In the case of the exchange of the Company’s Junior Notes for PIK Preferred Shares, the Company believes that the provisions of Issue 11 are not applicable, as the Junior Notes were a convertible debt instrument and not a nonconvertible instrument, as they did contain a conversion feature; in addition, the exchange of the PIK Preferred Shares for the Junior Notes occurred between 14 and 16 months after original issuance of the Junior Notes, and well before their scheduled December 2007 maturity.

An important distinction in the Company’s exchange of Junior Notes for PIK Preferred Shares, not contemplated by Issue 11, is that a conversion feature existed under the original Junior Note instrument, which was convertible, and the identical value of such conversion option was preserved in the PIK Preferred instrument by structuring the PIK Preferred Shares to provide for the same conversion price to Class A Common Stock as contained in the Junior Note instrument.

Accordingly, there was no new or additional value provided to holders of the Junior Notes from providing such identical conversion option in the PIK Preferred Shares.

EITF Issue 00-27, Issue 12(a) Considerations (“Issue 12(a)”)

Issue 12(a) addresses the accounting for those cases in which there is an intrinsic value of a conversion option, at the extinguishment date of a convertible instrument, for which there has been no previous accounting for such conversion option, as there was no intrinsic value required to be accounted for under Issue 98-5.

Issue 12(a) clarifies that there should be no allocation of the reacquisition price attributable to the value of the conversion option at extinguishment if that option had no intrinsic value at the commitment date.

In the case of the exchange of the Company’s Junior Notes for PIK Preferred Shares, as discussed in “Background” above, the conversion price reflected the Company’s estimate of the fair value of its Class A Common Stock based on the best information available in the circumstances and was not intended to transfer any beneficial conversion feature that was in-the-money to the Junior Note holders at the commitment date.

Accordingly, the Company has not allocated any such reacquisition price attributable to the value of the conversion option (contained in the Junior Notes instrument) at the dates of exchange to PIK Preferred Shares as that conversion option was not deemed to have any intrinsic value at the commitment date.

Importantly, as such conversion option was preserved between the Junior Notes and the PIK Preferred Shares, the Company believes that it would be inappropriate to account for the exchange in a manner that suggests that the value of such conversion option was effectively reacquired, when the identical value was provided, to the same holders (principally consisting of the Company’s majority shareholder and other shareholders), via the PIK Preferred Shares.

EITF Issue 00-27, Issue 12(b) Considerations (“Issue 12(b)”)

Issue 12(b) addresses the reacquisition of a beneficial conversion option in those situations where a convertible instrument included a beneficial conversion option at the commitment date and where the value of the conversion option at the extinguishment date is greater that the value at the commitment date.

Issue 12(b) clarifies that the amount of reacquisition price allocated to the conversion option is always calculated based on the option’s value at the extinguishment date, even if the value as of the extinguishment date is greater than that at the commitment date.

In the case of the exchange of the Company’s Junior Notes for PIK Preferred Shares, the Company believes that the provisions of Issue 12(b) are not applicable, as the Junior Notes did not contain a beneficial conversion option, as defined in Paragraph 1 of Issue 98-5.

Conclusion

The Company believes that, in substance, this exchange is a capital transaction reflecting a debt restructuring and a recapitalization, directed by and actively participated in by the Company’s majority shareholder and involving another related-party shareholder and significant Junior Note holder, which related parties represented approximately 93% of the Junior Notes and PIK Preferred Shares exchanged and approximately 76% of the Company’s common stock, on an if-converted basis.  Accordingly, as the exchange of the Junior Notes for the PIK Preferred Shares was a capital transaction, the fair value of the Junior Notes and the PIK Preferred Shares were substantially identical at the dates of exchange, and no incremental value was given through the use of identical conversion options in the Junior Notes and PIK Preferred Shares in connection with the exchange, the Company believes that no gain or loss, or other deduction from income applicable to common shareholders, should have been recognized on the exchange.  The Company further believes that its accounting for the exchange is consistent with the principles embodied in the aforementioned literature, and that such accounting fully reflects the economic substance of the exchange.

Upon further reflection on the aforementioned accounting literature, the Company has concluded that a reclassification should have been recorded in its balance sheet at the dates of exchange whereby the carrying value of the PIK Preferred Shares (in mezzanine equity) would have been increased to their fair value with the difference charged to additional paid in capital.  The Company proposes to make this reclassification and all appropriate disclosures, in the next filing, which would be the Form 10-Q for the quarter ended July 2, 2005.  The effect of this reclassification does not have any effect on the Company’s compliance with the covenants contained in its current Senior Secured Bank Facility.

Note 19.                Foreign Currency and Other, page 79

2.             PGI agrees to present, in operating income, gains and losses from foreign currency transactions associated with operating items, for example, gains and losses incurred on receivables, payables and all other operating accounts impacted by the normal course of operations.

PGI believes that it is appropriate to exclude from operating income gains and losses from foreign currency transactions on non-operating items; specifically, foreign currency gains and losses relating to indebtedness, including intercompany indebtedness.  Such amounts, if material, will continue to be separately stated in the income statement, or note thereto, clearly indicating the nature of the gain or loss.

PGI agrees to make the change in presentation for operating items in future filings, beginning with the Form 10-Q for the quarter ended July 2, 2005 with reclassification of prior period amounts presented, as appropriate.

In addition to the foregoing, PGI reaffirms all representations and acknowledgements made in the Original Response Letter.

Please call the undersigned if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ R. Douglas Harmon

R. Douglas Harmon

cc:	James L. Schaeffer, Chief Executive Officer, Polymer Group, Inc.
Willis C. Moore, III, Vice President and Chief Financial Officer, Polymer Group, Inc.
Daniel L. Rikard., Vice President and General Counsel, Polymer Group, Inc.